EXHIBIT 99.2

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2011 of Canadian Pacific Railway Limited and Canadian Pacific Railway Company (the “Registrants”) of our report dated February 24, 2011, relating to the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity for each of the two years in the period ended December 31, 2010 which appears in the Registrants’ 2011 Annual Report incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form F-10 No. 333-175033 (Canadian Pacific Railway Limited) and Form F-9 No. 333-175032 (Canadian Pacific Railway Company) of our report referred to above.

Chartered Accountants

Calgary, Alberta

March 15, 2012

PricewaterhouseCoopers LLP, Chartered Accountants

111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3

T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.